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                                                                    Exhibit 99.1

                              DANAHER CORPORATION
                         2099 Pennsylvania Ave., N.W.
                                  12th Floor
                                  ----------

                          WASHINGTON, D.C. 20006-1813
                 TELEPHONE (202)-828-0850   FAX (202)-828-0860

FOR IMMEDIATE RELEASE                          CONTACT:  Patrick W. Allender
                                                         Chief Financial Officer
                                                         Danaher Corporation
                                                         (202) 828-0850


                     DANAHER CORPORATION AGREES TO ACQUIRE
                     MICROTEST, INC. FOR $8.15 PER SHARE

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     Washington, D.C., June 13, 2001 -- Danaher Corporation (NYSE:DHR) announced today that it has entered into a definitive merger agreement with Microtest, Inc. (NASD:MTST) to acquire all of its outstanding shares at a cash price of $8.15 per share. The transaction has a total value of approximately $74 million. Microtest is a leading provider of network test and connectivity products.

     Under the terms of the agreement, Microtest's Network Test and Measurement operations will be combined with Danaher's Fluke Networks subsidiary. "Fluke Networks and Microtest are a natural fit," stated H. Lawrence Culp, Jr., President and Chief Executive Officer of Danaher
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Corporation. "The two companies share complementary products, technologies, and cultures. The combined Fluke Networks/Microtest organization will be well positioned to provide superior engineering, sales and support in the network test, analysis and monitoring marketplace."

     Microtest also manufactures and sells disk storage devices. This product line is subject to divestiture, pending review by Danaher.

     Under the merger agreement, Danaher will commence a tender offer for Microtest's outstanding shares, which will be subject to certain conditions, including at least a majority of Microtest's outstanding shares, on a fully diluted basis, being tendered without withdrawal prior to the expiration of the offer, and clearance of the transaction under applicable governmental agencies' regulations being obtained.

     Danaher Corporation is a leading manufacturer of Process/Environmental Controls and Tools and Components (www.danaher.com).

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. Danaher has not yet commenced the tender offer described herein. The tender offer will be made only through an offer to purchase and related letter of transmittal. All stockholders should read the tender offer statement concerning the tender offer that will be filed by Danaher, and the solicitation/ recommendation statement that will be filed by Microtest, with the Securities and Exchange Commission ("SEC") and mailed to stockholders. These statements will contain important information that stockholders should consider before making any decision regarding tendering their shares. Stockholders will be able to obtain these statements in due course, as well as other filings containing information about Danaher and Microtest, without charge, at the SEC's internet site (www.sec.gov). Copies of the tender offer statement and related materials may also be obtained for free by directing such requests to Danaher's Corporate Secretary. The solicitation/recommendation statement and related materials may also be obtained for free by directing such requests to Microtest's Investor Relations department.

Statements in this document that are not strictly historical may be "forward-looking" statements, which involve risks and uncertainties. These include economic and currency conditions, market demand, pricing, and competitive and technological factors, among others, as set forth in the companies' respective SEC filings.